

Mr. Robin N. Dickson
Chief Financial Officer
Harmonic Inc.
549 Baltic Way
Sunnyvale, CA 94089

May 12, 2009

Re: **Harmonic Inc.**
Form 10-K for the year ended December 31, 2008
Filed March 12, 2009
File No. 1- 000-25826

Dear Mr. Dickson:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Larry Spirgel
Assistant Director